SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2003.

or

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-110332

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

Explanatory Note

This Form 11-K/A amends and restates the annual report on Form 11-K filed June 23, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of Dominion Hourly Employee Savings Plan as of and for the year ended December 31, 2003 and 2002.

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	4

Notes to Financial Statements	5 - 12

Supplemental Schedules as of and for the Year Ended December 31, 2003:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	13

Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying statements of net assets available for benefits of the Dominion Hourly Employee Savings Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respect, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 7, 2004

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
Assets:
Investments	$207,951,837	$170,934,078
Receivables	119,302	5,391,716
Cash	─	7,925,969
Total Assets	208,071,139	184,251,763

Liabilities:
Payables for Investments Purchased	57,803	13,192,435
Administrative Expenses Payable	103,048	3,749
Other	3,101	10,232
Total Liabilities	163,952	13,206,416

NET ASSETS AVAILABLE FOR BENEFITS	$207,907,187	$171,045,347

The accompanying notes are an integral part of the financial statements.

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions:
Investment Income:
Dividends	$ 5,022,235
Interest	385,288
Net Appreciation in Fair Value of Investments	26,453,191
Income from Master Trust	1,868,365

Total Investment Income	33,729,079

Contributions:
Participant	9,995,202
Participating Companies	3,716,248

Total Additions	47,440,529

Deductions:
Benefits Paid to Participants	9,032,590
Administrative Expenses	322,680

Total Deductions	9,355,270

NET INCREASE IN NET ASSETS BEFORE TRANSFER	38,085,259

NET TRANSFER OF PARTICIPANTS' ASSETS
FROM THE PLAN TO OTHER PLANS	(1,223,419)

NET INCREASE	36,861,840

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	171,045,347

End of Year	$207,907,187

The accompanying notes are an integral part of the financial statements.

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

The following description of the Dominion Hourly Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan currently covering all hourly employees of the Virginia Electric and Power Company and Dominion Kincaid, Inc. (the Participating Companies) who are age 18 or older. The Participating Companies are subsidiaries of Dominion Resources, Inc. (Dominion) which is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - A maximum of 50% of the participant's eligible earnings and 30% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 30%, up to 10% can be invested on a tax-deferred basis. The Participating Companies contribute a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. Contributions are subject to certain Internal Revenue Code limitations.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies' contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified hourly employees subject to approval of the Board of Directors of Dominion.

e. VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies' matching contributions and earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

f.           INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)

Certus Stable Value Fund (Certus Fund)

Common/Collective Trust:

Capital Guardian Balanced - Aggressive Growth

Capital Guardian Balanced - Conservative

Capital Guardian Balanced - Moderate

Large Cap Value Fund

Wilshire 4500 Index Fund

EB Mellon Total Return Fund

Mellon S&P 500 Index Daily Fund

Mutual Funds:

Real Estate Fund

Small Cap Value Fund

Small Cap Growth Fund

Euro Pacific Growth Fund

Company Contributions: Participating Companies matching contributions are automatically contributed into the Dominion Stock Fund. However, participants may transfer 100% of the value of their Company Match Account into another investment option at any time.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:
    50% of the vested account balance or
    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a bi-monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2003 and 2002.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - The investments of the fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the year.

(2) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3) Common/Collective Trusts - Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4) Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(5) Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the year.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2003 and 2002, are investments in Dominion Common Stock amounting to approximately $124 million and $107 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2003	December 31, 2002

Dominion Common Stock *	$66,732,803	$57,288,039
Dominion Common Stock	57,556,654	49,902,619
Interest in Certus Fund Master Trust	40,022,545	33,548,368

* Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26 million as follows:

Investment at Fair Value:
Mutual Funds	$ 5,994,037
Dominion Common Stock	17,180,090

Investments at Estimated Fair Value:
Common/Collective Trust Funds	3,279,064

Total	$26,453,191

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002

Net Assets:

Investments:
Dominion Common Stock	$ 66,732,803	$ 57,288,039
Common/Collective Trusts	17,956	10,195
Total investments	66,750,759	57,298,234

Receivables:
Interest	150	215
Securities sold	30,756	─
Total receivables	30,906	215

Total assets	66,781,665	57,298,449

Liabilities:
Payables for investments purchased	31,035	─
Administrative expenses	3,927	─

Total payables	34,962	─

NET ASSETS AVAILABLE FOR BENEFITS	$ 66,746,703	$ 57,298,449

Year Ended December 31, 2003

Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$ 9,102,984
Dividend Income	2,634,757
Interest	1,322
Contributions	3,719,349
Benefits Paid to Participants	(2,428,893)
Administrative Expenses	(35,813)
Transfers to Participant-Directed Investments	(437,629)
Transfers of Participants' Assets to Other Plans	(3,107,823)

Net Increase in Net Assets	$ 9,448,254

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - As of December 31, 2003 and 2002, the Plan's interest in the net assets of the Certus Fund was approximately 7% and 6%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2003	December 31, 2002

Guaranteed Investment Contracts (contract value)	$555,629,940	$485,616,190
Short-term Investment Fund (estimated fair value)	20,417,672	26,508,803
Corporate Debt Instruments	5,115,332	─
Registered Investment Companies	10,462,036	─
Cash	19,051	794,889
Interest Receivable	2,080,126	5,711,632
Total	$593,724,157	$518,631,514

Investment income for the Certus Fund is as follows:

Year Ended December 31, 2003

Interest	$28,406,269
Net Appreciation in Fair Value of Investments	193,981
Less: Investment Expenses	1,726,914
Total	$26,873,336

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2003 and 2002 was $613 million and $545 million respectively. The average yield of assets on December 31, 2003 and 2002 was estimated at 4.90% and 5.77%, respectively. Average duration of investment contracts within the Certus Fund was 3.25 years at December 31, 2003 and 2.82 years at December 31, 2002. The crediting interest rates used to determine fair value for the contracts as of December 31, 2003 ranged from 2.74% to 7.32%.

Dresdner Fund - As of December 31, 2003 and 2002, the Plan's interest in the net assets of the Dresdner Fund was less than 1% and 0% respectively. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Dresdner Fund Master Trust:

	December 31, 2003	December 31, 2002

Dresdner Fund	$48,084,699	$31,906,649
Total	$48,084,699	$31,906,649

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2003

Interest	$ 30,702
Dividends	429,822
Net appreciation in fair value of investments	6,686,798
Total	$ 7,147,322

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, Dominion believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. PLAN CHANGES

On September 9, 2002, Virginia Electric and Power Company signed an agreement with the International Brotherhood of Electrical Workers (IBEW) Local 50, who represent certain production/maintenance employees of Virginia Electric and Power Company, renewing the 2000 to 2002 collective bargaining agreement to a new five-year agreement through March 31, 2007. According to the agreement, certain changes related to the benefit plan are effective January 1, 2003. The following is a summary of the significant changes:

Allowable Employee Contributions:

2% - 50% of compensation on a pre-tax basis

2% - 20% of compensation on an after-tax basis

2% - 50% of compensation on a combination of pre-tax or after-tax basis

Investment Options:

There are 14 investment funds that offer a range of investment choices. Employees may allocate their assets among the following investment options:

Certus Stable Value Fund	Dresdner Large Cap Growth Fund
EB Mellon Total Return Fund	Large Cap Value Fund
Capital Guardian Balanced - Moderate	Small Cap Value Fund
Capital Guardian Balanced - Conservative	Small Cap Growth Fund
Capital Guardian Balanced - Aggressive Growth	Euro Pacific Growth Fund
Mellon S&P 500 Index Daily Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003
FORM 5500, SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS (HELD AT YEAR-END)

Description	Cost	Current Value

Dominion Resources, Inc., Common Stock *	$ 88,796,832	$ 124,289,457

Interest in Master Trust:
Dresdner Large Cap Growth Fund	173,093	192,636
Certus Stable Value Fund	35,941,222	40,022,545
	36,114,315	40,215,181
Common/Collective Trusts:

TBC INC Pooled Employee Funds - Daily Liquidity	40,818	40,818
Capital Guardian Balanced - Moderate	3,478,587	4,358,696
Capital Guardian Balanced - Conservative	171,915	179,638
Capital Guardian Balanced - Aggressive Growth	220,758	254,983
Large Cap Value Fund	240,274	278,860
Wilshire 4500 Index Fund	424,625	490,234
EB Mellon Total Return Fund	1,677,910	1,839,414
Mellon S&P 500 Index Daily Fund	7,724,619	9,732,366
	13,979,506	17,175,009
Mutual Funds:

Real Estate Fund	556,454	626,875
Euro Pacific Growth Fund	3,103,198	3,394,213
Small Cap Growth Fund	6,419,741	9,463,691
Small Cap Value Fund	5,223,108	6,972,905
	15,302,501	20,457,684

Loans to Participants	5,814,506	5,814,506

TOTAL ASSETS HELD FOR INVESTMENT	$160,007,660	$207,951,837

* Permitted party-in-interest

DOMINION HOURLY EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2003
FORM 5500, SCHEDULE H, ITEM 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions.

Series Transactions in Excess of Five Percent of Plan Assets
Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

249,805	Dominion Resources. Inc. Common Stock*	$ -	$15,010,592	$ -	$ -	$ -
234,661	Dominion Resources. Inc. Common Stock*	-	-	14,032,087	10,402,050	3,630,037
15,150,816	EB Daily Liquidity Fund	-	15,150,816	-	-	-
15,212,145	EB Daily Liquidity Fund	-	-	15,212,145	15,212,145	-

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION HOURLY EMPLOYEE SAVINGS PLAN (name of plan)

Date: July 14, 2004	/s/ Anne M. Grier
Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee